Mercedes-Benz Auto Receivables Trust 2013-1

Investor Report

Collection Period Ended 31-Oct-2014

Amounts in USD

Dates

Collection Period No.	16	
Collection Period (from... to)	1-Oct-2014	31-Oct-2014
Determination Date	13-Nov-2014	
Record Date	14-Nov-2014	
Distribution Date	17-Nov-2014	
Interest Period of the Class A-1 Notes (from... to)	15-Oct-2014	17-Nov-2014 Actual/360 Days 33
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Oct-2014	15-Nov-2014 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,900,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	305,600,000.00	92,031,882.76	67,710,398.23	24,321,484.53	79.586010	0.221565
Class A-3 Notes	275,500,000.00	275,500,000.00	275,500,000.00	0.00	0.000000	1.000000
Class A-4 Notes	115,000,000.00	115,000,000.00	115,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**975,000,000.00**	**482,531,882.76**	**458,210,398.23**	**24,321,484.53**		
Overcollateralization	24,950,218.09	24,998,755.45	24,998,755.45			
Adjusted Pool Balance	999,950,218.09	507,530,638.21	483,209,153.68			
Yield Supplement Overcollateralization Amount	38,846,335.94	19,336,640.09	18,372,260.78			
Pool Balance	**1,038,796,554.03**	**526,867,278.30**	**501,581,414.46**			

	Amount	Percentage
Initial Overcollateralization Amount	24,950,218.09	2.50%
Target Overcollateralization Amount	24,998,755.45	2.50%
Current Overcollateralization Amount	24,998,755.45	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.220000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.500000%	38,346.62	0.125480	24,359,831.15	79.711489
Class A-3 Notes	0.780000%	179,075.00	0.650000	179,075.00	0.650000
Class A-4 Notes	1.130000%	108,291.67	0.941667	108,291.67	0.941667
Total		**$325,713.29**		**$24,647,197.82**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	25,166,805.16	(1) Total Servicing Fee	439,056.07
Interest Collections	1,225,781.97	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	96.94	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	124,132.25	(3) Interest Distributable Amount Class A Notes	325,713.29
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	913.46	(6) Regular Principal Distributable Amount	24,321,484.53
Available Collections	**26,517,729.78**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**26,517,729.78**	(9) Excess Collections to Certificateholders	1,431,475.89
		Total Distribution	**26,517,729.78**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	439,056.07	439,056.07	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	325,713.29	325,713.29	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	38,346.62	38,346.62	0.00
thereof on Class A-3 Notes	179,075.00	179,075.00	0.00
thereof on Class A-4 Notes	108,291.67	108,291.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	325,713.29	325,713.29	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	24,321,484.53	24,321,484.53	0.00
Aggregate Principal Distributable Amount	24,321,484.53	24,321,484.53	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,499,875.55
Reserve Fund Amount - Beginning Balance	2,499,875.55
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	84.94
minus Net Investment Earnings	84.94
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,499,875.55
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	84.94
Net Investment Earnings on the Collection Account	828.52
Investment Earnings for the Collection Period	913.46

Notice to Investors

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,038,796,554.03	37,777
Pool Balance beginning of Collection Period	526,867,278.30	25,989
Principal Collections	15,847,826.00	
Principal Collections attributable to Full Pay-offs	9,318,979.16	
Principal Purchase Amounts	0.00	
Principal Gross Losses	119,058.68	
Pool Balance end of Collection Period	501,581,414.46	25,151
Pool Factor	48.28%	

	As of Cutoff Date	Current
Weighted Average APR	2.85%	2.78%
Weighted Average Number of Remaining Payments	50.26	37.22
Weighted Average Seasoning (months)	12.41	26.55

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	498,596,488.26	25,036	99.40%
31-60 Days Delinquent	2,217,314.82	86	0.44%
61-90 Days Delinquent	433,897.58	20	0.09%
91-120 Days Delinquent	333,713.80	9	0.07%
Total	501,581,414.46	25,151	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	119,058.68
Principal Net Liquidation Proceeds	366.21
Principal Recoveries	122,761.30
Principal Net Losses	-4,068.83
Cumulative Principal Net Losses	2,286,755.77
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.220%